EXHIBIT 4.1
7 June 2005

Mr Solomon D Trujillo

Dear Solomon

On behalf of the Board of the Telstra corporation, (the Board), I am very pleased to offer you employment in the role of Chief Executive Officer of Telstra Corporation Limited (‘Telstra’ or the “Company”). The terms of this offer are stated in the following.
Further, I am pleased to confirm that you will be appointed as a Director of the Company with effect from 1 July 2005. In accordance with and subject to the Company’s constitution and the Corporations Act, you will remain a Director of the Company while you hold the role of Chief Executive Officer.
1 ENGAGEMENT
1.1	The commencement date of your employment with Telstra under this Agreement is 1 July 2005.

1.2	You shall exercise the powers and perform the duties consistent with the office of Chief Executive Officer as may be delegated or assigned to you by the Board from time to time. The Board will not delegate or assign to you powers or duties that are materially inconsistent with the status of the office of Chief Executive Officer.

1.3	You will report directly to the Board and must provide prompt and full information of your conduct of the business and affairs of Telstra to the Board and conform and comply at all times in all material respects with the reasonable directions given to you by the Board.

1.4	A close and constructive relationship with the Chairman of the Board will be critical to your success in this role. The Chairman will be your principal point of contact and referral between Board meetings.

1.5	You will comply in all material respects with Company policy, Telstra Business Principles and the Telstra Code of Conduct.

1.6	This offer of employment is conditional upon you having, during your employment with Telstra, a valid and current working visa as issued by the Department of Immigration and Multicultural and Indigenous Affairs to live and work in Australia and fulfil the duties of your position and your obligations under this Agreement.

2 RELOCATION
The Company will in accordance with Company policy provide you with assistance with the relocation of yourself and your immediate family to Melbourne or Sydney at the commencement of this Agreement, regular return home and family visits during the period of the Agreement, and repatriation to your home country on completion of the contract or on termination.
3 PERFORMANCE
3.1	You are required to perform your role in a proper and efficient manner. You will be expected to devote your time, attention and energy to the performance of your duties and achieving your accountabilities and to use your best endeavours to promote and enhance the interests of the Telstra Group, in a manner that is consistent with the Telstra Values.

3.2	Following your appointment, the Board will, following consultation with you, establish Key Performance Indicators (KPI) for your role. The Board may review the KPIs from time to time, following consultation with you.

3.3	Except with the written consent of the Chairman of the Board which will not be unreasonably withheld, you must not undertake, be employed in connection with or have any interest in any other business or profession during your employment under this Agreement, other than by way of holding any shares or other securities which are publicly listed or in a private family company or otherwise available to the general public by way of investment.
4 TOTAL PACKAGE
The Total Package Summary (Attachment 1) annexed to this Agreement includes details of your remuneration package. No other remuneration arrangements exist outside this framework unless explicitly approved by the Board.
You will be eligible to participate in the Telstra Short Term Incentive Plan (STIP) and Long Term Incentive Plan (LTIP) as part of your Total Package in accordance with the design of the STIP and LTIP as varied from time to time. The benefits arising from participation in the STIP and LTIP also depend on your performance and the performance of the Company.
The attached summary provides your remuneration from your commencement date stated in clause 1.1. This will be reviewed from October each subsequent year beginning in 2006. The performance of the company, and your own performance, will influence these reviews. Any change to your remuneration package will be detailed in a new Remuneration Summary. The Fixed Remuneration and the maximum percentage of Fixed Remuneration represented by Short Term Incentive Plan and Long Term Incentive Plan targets will not decrease.
5 SIGN ON ARRANGEMENTS
The following sign on arrangements will apply on commencement of your employment:
(a)	In recognition of the disruption to you involved in accepting the employment and the opportunities you will forgo as a result, Telstra will pay you a once-off sign-on bonus of AUD1,000,000.00 (less taxation deductions as required by law); and

(b)	Telstra will pay you a sign-on incentive in the amount of 50% of your maximum benefit under the STIP in respect of your participation in the STIP for the 2005/2006 financial year (AUD1,500,000.00 less taxation deductions as required by law). An amount equivalent to this sign-on incentive will be deducted from the benefit you would otherwise receive under the STIP at the conclusion of that year. However, you will not be required to repay the sign-on incentive in the event that it exceeds the amount payable to you under the STIP.
6 SUPERANNUATION
A company superannuation benefit is included in your Fixed Remuneration. At all times you must allocate at least the minimum Superannuation Guarantee (as varied from time to time) to a complying superannuation scheme in accordance with Telstra Policy. Additional superannuation contributions above this amount can be paid from your Total Remuneration (including the sign on payment under Clause 5(a)), subject to statutory limits.
Provided that you elect to make the Telstra Superannuation Scheme your principal superannuation scheme, you will be provided with Death and Disability insurance in accordance with the rules of the Scheme.
7 LEAVE
7.1	You will accrue annual leave and long service leave in accordance with Telstra policy. Leave can be taken at a time agreed between you and the Board.

7.2	Sick leave will be by agreement with the Board.
8 TERMINATION OF YOUR EMPLOYMENT
8.1	Your employment may be terminated by either party giving thirty (30) days written notice to the other party or such other period as may be agreed by the parties in writing.

8.2	If the Board terminates your employment on notice, you may be required to remain in Telstra’s service for all or part of the notice period; be paid at your Fixed Remuneration rate in lieu of all or part of the notice period; or be paid at your Fixed Remuneration rate for the notice period but not required to attend for work during all or part of the notice period. This will be determined by the Board following consultation with you.

8.3	The Board may terminate your employment if:
(a)	you commit any act of serious misconduct, which includes a material breach of the written policies of Telstra generally applicable to senior executives and which have been communicated to you, or Telstra’s Code of Conduct, or gross negligence; or

(b)	you engage in any conduct that in the reasonable good faith opinion of the Board materially adversely affects the reputation of the Company.
In the event of such termination you will be entitled only to Fixed Remuneration to the date of termination, which shall be immediate. Further, you will not be entitled to any payment under the Short Term Incentive Plan or Long term Incentive plan and any rights to shares that have not been vested to you or not exercised by you prior to the date of termination will lapse.
8.4	If the Board terminates your employment for any reason other than in accordance with clause 8.3, or if you terminate your employment for Good Reason, you will receive, in addition to any payment in lieu of notice:
(a)	a termination payment of
(1)	twenty four (24) months Fixed Remuneration if the termination occurs within the first twelve (12) months of your employment; or

(2)	twelve (12) months Fixed Remuneration, if the termination occurs after the first twelve (12) months of your employment.
(b)	a pro-rata payment in respect of your participation in the STIP for the year in which your termination occurs in accordance with the design of the STIP as varied from time to time. As the employment relationship has ceased, you will not be eligible to pro-rata rights to shares in respect of that year. However, you will receive the equivalent value of this benefit in cash based on achievement of the STIP targets. Further, any rights to shares previously provided under the STIP not vested to you at the time of the termination will be vested to you upon termination of your employment;

(c)	your allocation of rights to shares as a result of your participation in the LTIP up to the time of your termination, which will vest in accordance with the performance hurdles and timetable for the exercise of such rights under the terms of the LTIP as at the time of allocation to you.

(d)	any California tax penalties or interest on taxes due to an early return to California will be reimbursed and grossed up by Telstra.

(e)	In this clause 8.4, “Good Reason” means:
(1)	except where agreed between the parties, any material diminution of title, authority, status, duties or responsibilities contemplated by this agreement;

(2)	any change in reporting relationship as a result of which you report to any person other than to the Board or its Chairman;

(3)	any material failure by the Company to comply with the provisions of clause 4, including any failure to pay the Fixed Remuneration, STIP, LTIP or any other amounts when due; or

(4)	any material breach by the Company of its obligations under this Agreement.
You acknowledge and agree that in part the payments in clause 8.4(a), (b) and (c) are to compensate you for the restraint agreed to in Clause 9.
8.5	On commencement of your employment, and from time-to-time as requested by the Company, you are required to seek advice from a mutually agreed upon taxation adviser (whose reasonable costs shall be paid by the Company) with respect to your Californian taxation obligations and to take all reasonable actions in accordance with this advice to ensure the arrangements in clause 8.4(d) do not incur unnecessary cost to the Company.

8.6	If your employment terminates as a result of disability, death or by you reaching retirement as defined by the rules of the STIP and LTIP, you (or your estate) will receive the benefits under clause 8.4(b) and 8.4(c) above.

8.7	Subject to clause 8.8 below, if you terminate your employment in accordance with clause 8.1:
(a)	within three years of your commencement date:
(1)	you will not be eligible to receive any payment or other benefit in respect of the STIP for the year in which your termination occurs; and

(2)	you will receive a pro-rata allocation of rights to shares as a result of your participation in the LTIP up to the date of your termination in accordance with the rules of the LTIP.
(b)	after three years of your commencement date:
(1)	you will receive a pro-rata payment in respect of your participation in the STIP for the year in which your termination occurs in accordance with clause 8.4(b) above; and

(2)	you will receive your allocation of rights to shares as a result of your participation in the LTIP up to the time of your termination, which will vest in accordance with the performance hurdles and timetable for the exercise of such rights under the terms of the LTIP as at the time of the allocation to you.
8.8	If you terminate your employment under clause 8.1 as a result of a Change of Control of the Company, within six months of such Change of Control, then you will receive the benefits set out in clause 8.4 as if the Board had elected to terminate your employment in accordance with that clause. For the purposes of this clause, “Change of Control” means any entity, other than the Commonwealth of Australia or an entity created or controlled by the Commonwealth of Australia, gaining a controlling interest of the Company in accordance generally accepted Australian accounting standards.
9 FUTURE EMPLOYMENT
9.1	For the purposes of this clause, the expression “the business of Telstra” includes any telecommunications business or any business of a like nature to that conducted by Telstra and which operates in the Australian and/or New Zealand markets.

9.2	If your employment with Telstra ceases for any reason you must not (without the prior written consent of Telstra) be employed by, or provide services as an agent, independent contractor or in any other capacity to any business that is directly competitive with the business of Telstra in a material way, whether in Australia or New Zealand, for a period of six months from the date of the termination of your employment with the Company. For the purposes of this sub-clause 9.2, the parties acknowledge that at the time of entering into this Agreement, material competitors of Telstra are Optus, Telecom New Zealand, Vodafone Australia and New Zealand and Hutchison Australia.

9.3	The parties acknowledge that part of the remuneration and benefits, including, but not limited to, the notice and termination payments set out in clause 8, provided to you by Telstra is specifically referable to this obligation and your agreement to this term is an acknowledgment that this term is reasonable and goes no further than is necessary to protect the interests and Confidential Information of Telstra and its Related Bodies Corporate.

9.4	It is intended by the parties that the restraints contained in this clause will operate to the maximum extent. Further, the parties agree that if any court were to find any aspect of this clause to be void or unenforceable but that it would be valid if part of the wording was deleted or the period or the area was reduced, the restraints will apply with such modifications as may be necessary to make it valid and effective.
10 BENEFITS
10.1	You will be provided with telecommunications and related products, services and equipment for business, personal and domestic use. In addition, Telstra will pay for the travel and accommodation of your spouse in accordance with normal Telstra policy when travelling with you on Company business.

10.2	You will be provided with health insurance in accordance with Telstra Policy.

10.3	The Company will reimburse you for all appropriate business expenses in accordance with the terms of the Company’s policies and procedures in effect from time to time.
11 INDEMNITY
As you are appointed to positions of statutory responsibility and accountability in companies formed or acquired by Telstra, the Telstra Directors’ and Officer Liability Policy will apply.
12 CONFIDENTIALITY
12.1	Confidential Information means any information in respect of the Company or the Company’s business (including, but not limited to, any idea, concept, process or know-how) which is not in the public domain (other than as a result of a breach of the Company’s confidence).

12.2	You must:
(a)	keep any Confidential Information of which you become aware during the course of your employment secret and confidential, except to the extent that you are required by law to disclose it;

(b)	take all reasonable and necessary precautions to maintain the secrecy and prevent the disclosure of any Confidential Information; and

(c)	not, except in the ordinary and proper course of employment with the Company, disclose Confidential Information to any third party without the prior written consent of the Board.
12.3	Your obligations under this clause survive the termination of your employment
13 INTELLECTUAL PROPERTY
13.1	Intellectual Property means all present and future rights to intellectual property including any inventions and improvements, trade marks (whether registered or common law trade marks), designs, copyright, any corresponding property rights under the laws of any jurisdiction and any rights in respect of an invention, discovery, trade secret, secret process, know-how, concept, idea, information, process, data or formula.

13.2	Subject to any express written agreement to the contrary, all Intellectual Property created by you in the course of your employment with the Company automatically vests in the Company.

13.3	You must do all things necessary or desirable to vest in the Company ownership of any Intellectual Property created by you in the course of your employment with the Company, including executing any documents which are reasonably required by the Company to give effect to clause 13.1.

13.4	You must disclose to the Company any discovery, invention, secret process, system or improvement made or discovered by you during the course of your employment with the Company in connection with or in any way affecting or relating to the Company’s business or capable of being used or adapted for use by the Company or in connection with its business.

13.5	Your obligations under this clause survive the termination of this agreement.

14 AUSTRALIAN TAXATION EQUALISATION
14.1	The Australian Government has announced in the 2005 Budget that it proposes to grant an exemption for temporary residents from Australian taxation on most of their foreign source income. More specifically, the measure will:
(a)	Exempt foreign source income of temporary residents for four years;

(b)	Ensure that no capital gain or loss would arise on the disposal of foreign assets by temporary residents for four years;

(c)	Remove interest withholding tax obligations of temporary residents for four years; and

(d)	Extend the existing four year exemption from the foreign investment fund rules for temporary residents.
If the legislation to give effect to this measure is not passed with effect from 1 July 2005, the Company will provide you with taxation equalisation so that the net Australian taxation result for you will be the same as if the legislation had been passed to give effect to this measure with effect from 1 July 2005.

14.2	If the legislation is not passed, or is not passed with effect from 1 July 2005, you are required to seek advice from a mutually agreed upon taxation adviser (whose reasonable costs shall be paid by the Company) with respect to your foreign source income and to take all reasonable actions in accordance with this advice to ensure these arrangements do not incur unnecessary cost to the Company.

14.3	The above taxation equalisation arrangement does not apply to taxation differentials which would apply irrespective of whether or not the proposed legislation is passed. In addition, you should be aware that under the proposed legislation you would lose the benefit of this measure if you apply for permanent residency in Australia.
15 ENTIRE AGREEMENT
This agreement is made under the laws of Victoria. Please indicate your acceptance of the terms and conditions outlined in this letter by signing the duplicate copy where indicated on each page and returning it to me as soon as possible
This document together with any Attachments records the agreement between us. No other negotiations, understandings, contracts, agreements, representations, warranties, memoranda or commitments will affect the terms and conditions of your employment by Telstra. To the extent that there is any inconsistency between this Agreement and any Telstra policy, procedure or arrangement, the terms of this Agreement will prevail. This Agreement may only be varied and any right or obligation under it may only be waived in writing.
* * *
The Board and I look forward to working closely with you.
Yours sincerely

Donald McGauchie
Chairman, Telstra Corporation.
I confirm acceptance of the terms and conditions set out in this letter.

Solomon Trujillo	Date

Attachment 1
REMUNERATION PACKAGE FRAMEWORK
In accordance with Telstra’s Remuneration Framework, the details of your remuneration package are summarised below:
Fixed Remuneration is the annual cash component of your remuneration which includes salary, superannuation, salary package benefits and any fringe benefit tax incurred by Telstra in providing your remuneration package. When you commence in this role this will be $3,000,000 and it will be reviewed annually from October each year in accordance with clause 4.
Short Term Incentive Plan (STIP) is an “at risk” element of your Remuneration and is to be paid based on performance against metrics set by the Board each year (as amended or replaced from time to time). You can achieve up to a maximum value equivalent to 100% of your fixed remuneration where you achieve personal targets set for you by the Board. This will require significant performance by the Company and you personally. The actual value you receive will depend on your performance and that of the Company. In addition, the Board will set gateway targets. A performance scale exists between the gateway targets and your personal targets.
50% of resulting value of the STIP will be provided to you in cash with the balance provide in the form of rights to Telstra shares which will vest to you 1/3rd after 1 year, 1/3rd after 2 years and 1/3rd after three years. The volume weighted average price (VWAP) for the five days prior to allocation will be used to calculate the numbers of rights which will be allocated to you. The number of shares that vest will be adjusted for dividends declared for the period that the right has been held in trust.
Long Term Incentive Plan (LTIP) is delivered through participation in the Company Long Term Incentive Plan which is currently allocated in the form of Performance Share Rights. These will be allocated equivalent to the value of 133 1/3% of your Fixed Remuneration for achieving the pre-defined target hurdles which have been set for you personally by the Board. The achievement of these targets require significant performance by the Company. The Board will also set a gateway target, whereby equity to the value of 100% of your Fixed Remuneration may vest. A linear scale will exist between these two targets. The current LTI policy of the Board provides for performance rights to be allocated based on the volume weighted average share price over the five (5) days prior to allocation. This price is not discounted in determining the number of performance rights which are allocated to you. Under the current plan design allocations are made annually.
Total Package is the aggregate of your Fixed Remuneration, and any value you receive under the Short Term Incentive Plan and the Long Term Incentive Plan.
NOTES:
1. Variation to Plans:
The design of the Short Term Incentive Plan and the Long Term Incentive Plan may change from time to time to maintain alignment with the Company’s strategy and objectives. When this occurs these changes will be discussed with you. These changes will not reduce the remuneration value of these components of your remuneration package.

2. Salary Package Benefits
You will be able to receive your fixed remuneration, less pay as you go tax (PAYG) and superannuation, as cash, or in other benefits available through the Company’s salary package arrangements.